UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 13, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, May 13, 2026.

E-NOTA-20260513-62365

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

A3 Mercados S.A. (A3 Markets)

Re: Material Fact. Approval of RIGI project (Incentive Regime for Large Investments) submitted by tgs.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”), pursuant to the provisions of Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and the regulations of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and A3 Mercados S.A. (A3 Markets).

We hereby inform you that on May 12, 2026, by means of Resolution no. 676/2026 issued by the Ministry of Economy -published in the Official Gazette on this date- said Ministry approved the request to adhere to the Incentive Regime for Large Investments (RIGI) submitted by Transportadora de Gas del Sur S.A. Sucursal Dedicada 1 -established by tgs pursuant to RIGI- as holder of the Single Project denominated “Expansion of Section I of the Perito Francisco Pascasio Moreno Gas Pipeline”. The purpose of the Single Project is the construction, financing, operation and maintenance (O&M) of the infrastructure required to generate an incremental capacity of fourteen million cubic meters per day (14 MMm³/d) to the Perito Francisco Pascasio Moreno Gas Pipeline, which will require a total investment of USD 550,000,000 (US dollars five hundred and fifty million).

Yours sincerely.

Hernán Diego Flores Gómez

    Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 13, 2026.